Exhibit 99.1

Press Release

For immediate release

Banle Energy Successfully Completed Port Klang’s First B24 Biofuel Bunkering Services in Malaysia

The Global Green Marine Fuel Market Anticipated to Grow to USD 201.35 Billion by 2030, at a CAGR of 50.4% from 2023-2030

Hong Kong July 15, 2024 (GLOBE NEWSWIRE) – On June 28 and July 10, 2024, Banle Energy International Limited, a Hong Kong subsidiary of the Banle Group (NASDAQ: BANL) (“Banle” or “the Group”), a reputable marine fuel logistic company in the Asia-Pacific region (“Banle Energy”), announced the successful completion of two B24 biofuel bunkering services for Yang Ming Marine Transport Corporation (“Yang Ming”), one of the top 10 container shipping companies in the world. These were achieved in partnership with Green Marine Supply SDN. BHD. (“Green Marine Supply”) and Armada Meridian SDN. BHD. (“Armada Meridian”) at Port Klang in Malaysia, marking it the port’s first biofuel bunkering supply, representing an important step the Group has taken in responding to the global call for the shipping industry’s low-carbon transformation.

With the adoption of the 2023 International Maritime Organization (IMO) Strategy on Reduction of Green House Gas (GHG) Emissions from Ships, and the FuelEU Maritime Regulation accelerating the decarbonization of ship fuels, set to come into effect on January 1, 2025, Banle Energy has proactively seized the opportunity  by obtaining ISCC EU certification, which is a certification intended for biofuels and energy in the EU, recognised by the European Commission (EC) for the Renewable Energy Directive (RED II), and ISCC Plus certification, which is a certification intended for food, feed, bio-based products, energy and biofuels outside Europe and/or outside scope of the RED II, as early as 2023, positioning itself as one of the pioneering bunker facilitators in the green marine fuel industry.

At the Bonn climate talks on June 3, 2024, the IMO outlined its latest progress and plans to decarbonize global shipping by 2050, including an ambitious target of achieving at least 5% of the energy used by international shipping from zero-emission fuels by 2030. According to the Chinese Ship-source Oil Pollution Compensative Fund, this implies that the shipping industry, which consumes nearly 400 million tons of traditional fuels per year, will be required to reduce and replace traditional fuels by 20-40 million tons by 2030, with emerging alternative fuels such as biofuels, LNG, LPG, and methanol. Banle Energy’s successful completion of the B24 biofuel bunkering service demonstrates its dedication to this global goal.

As the shipping industry accelerates its efforts to meet decarbonization goals, there is a corresponding upward trend in both the utilization of green marine fuel and their market potential. According to the internationally renowned market research company Exactitude Consultancy, the global green marine fuel market is anticipated to grow from USD 11.57 billion in 2023 to USD 201.35 billion by 2030, at a CAGR of 50.4% during the forecast period. Recognizing this favorable opportunity, the Group  has strengthened its commitment to explore and expand the portfolio of alternative fuel options available to customers.

Port Klang is the largest port in Malaysia and among the top 20 busiest ports globally, positioned in the top-producing state for the nation’s GDP, highlighting its significant role in Malaysia’s economy.

The B24 biofuel is a blend of Used Cooking Oil Methyl Ester (UCOME) and traditional marine fuel. Compared to traditional marine fuel, the B24 biofuel blend is projected to reduce approximately 20% of Greenhouse Gas (GHG) emissions. This partnership between the local refinery and Banle Energy not only ensures a stable supply of biofuel in the region, but also provides strong support for BANL’s business expansion in the Asia-Pacific region.

Teck Lim Chia, Chairman and Chief Executive Officer, expressed his pride at meeting this landmark achievement, stating, “We are honored to facilitate Port Klang’s first inaugural B24 biofuel bunkering services. This milestone  not only marks a significant step in the Group’s sustainable development journey but also demonstrates our contribution to the global shipping industry’s low-carbon transition. Banle Energy will continue to expand its business scope and stay committed to meeting the diverse needs of shipowner customers, further solidifying our position as a leading ship fuel supplier in the Asia-Pacific region.”

Photo Caption

Banle Energy successfully completed Port Klang’s first B24 biofuel bunkering services in Malaysia

About the Banle Group

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Belgium, China, Hong Kong, Japan, Korea, Malaysia, Mauritius, Singapore, Taiwan, Thailand, Turkey and Vietnam, as of 15 May 2024. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel：(852) 2864 4857
Iris Au Yeung	Tel：(852) 2114 4913

Email: sprg_cbl@sprg.com.hk